SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated February 4, 2003

Commission File Number 333-100683

BARAN GROUP LTD.
(Translation of Registrant’s name into English)

Baran House
8 Omarim St. Industrial Park
Omer 84965
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicateby check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐     No  ☒

BARAN GROUP LTD.

Baran Group Ltd. (“Baran”), announced it expects to report a loss for its 2003 fiscal year, which ended December 31st, of approximately $16 million (approximately NIS 70 million) on a consolidated basis. Previously announced losses through the third quarter of 2003 amounted to $2.8 million (NIS 12.3 million) (this figure incorporates approximately NIS 3 million included in BTI’s goodwill amortization as mentioned hereunder).

In connection with the annual review of assets required by FAS 142 issued by the Financial Accounting Standard Board, as well as the IFAS 15 issued by the Israeli Financial Accounting Standard, Baran determined to write down approximately $12 million (approximately NIS 55 million) of the goodwill and its amortization, resulting from the acquisition of its United States subsidiary, Baran Telecom Inc. (“BTI”). BTI (formerly o2wireless Solutions Inc.) was acquired and merged with Baran’s subsidiary in November, 2002 in consideration for Baran common stock equal to approximately $4 million.

On an operating basis Baran lost approximately $2.5 million (approximately NIS 11 million) (this figure incorporates approximately NIS 3 million included in BTI’s goodwill amortization as mentioned above) in the fourth quarter of 2003.

Since the 2003 audit process has not yet been completed all amounts stated herein are unaudited and subject to further revision prior to the announcement of the audited 2003 consolidated financial results, which are anticipated to be published at the end of March 2004. Moreover, as a result of FAS 142 and IFAS 15 implementation, Baran’s goodwill test for impairment is being performed by an independent outside analyst, who should finally determine the goodwill impairment. At the present time Management does not expect the final audited financials to reflect losses materially in excess of those described above.

Disclaimer Statement

This document contains forward looking statements that are subject to risk factors associated with Baran Group Ltd. businesses. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: price fluctuations, industry competition, economic and financial market conditions, exchange rates, interest, political risks, project delay approvals and cost estimates.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARAN GROUP LTD. BY: /S/ Meir Dor —————————————— Meir Dor Chairman of the Board

Date: February 4, 2003